INVEST IN **GRAVYSTACK**

The bank account for kids that plays like a game.

gravystack.com Scottsdale AZ

LEAD INVESTOR



Chris Gruler President at Altrus Capital

Altrus Capital's investment in GravyStack, a gaming financial literacy app for kids and parents, for us, fills a significant void in education process. The app uses gamification to teach children about financial concepts such as saving, budgeting, giving and investing in a fun and engaging way. It also allows parents to monitor their children's progress and provide guidance. With financial literacy being an essential life skill, especially in today's world, GravyStack fills a critical gap in education. The app's user-friendly interface, educational content, and interactive games make learning about money management a seamless experience. With its potential to become a go-to app for parents and educators, GravyStack has a promising future in the edtech space. Altrus Capital's investment in this innovative app shows our dedication to investing in companies that make a positive impact on society while also having the potential for substantial returns.

Invested $735,245 this round & $2,511,740 previously

Highlights

1. Raised $10M from notable VCs, including Altrus Capital - Last $4m at $43m valuation
2. Stellar Leadership: We are a team of family-focused business and subject matter experts.
3. Kids In Focus: We are in this to change the world, one kid at a time
4. Kids Love It: 4.5/5 avg star ratings from kids and teens for Levels 1 - 5 (Save, Earn, Spend, Share)
5. CEO Justin Dearborn led Merge Healthcare (NASDAQ:MRGE) from $10m EV to sale to IBM for $1b
6. An extensive and growing IP portfolio, including 30 pending patent applications

Our Team



Scott Donnell Founder

Speaker, author and family coach. Founder of Apex Leadership Co, Hapbee, and My First Sale. 6 million kids served, Franchise 500 Entrepreneur

> Kids today are not learning how to be financially competent. Even our own families struggled with this! It's one of the world's biggest problems, and frankly, more homework is not the solution. GravyStack is solving this problem with the proven power of play! We are the first kid's bank that truly engages kids - a bank that plays like a game!



Travis Adams Co-Founder

Co-founded Apex, which provides 31+ million live lessons to schools nationwide. With 14+ years owning a youth summer camp and scaling a financial advisory business, he deeply understands families and money.



Justin Dearborn CEO

Former Chairman & CEO Tribune Publishing, PatientBond, Inc. and Chief Operating Officer at ICM Partners. Raised two financially independent daughters.



Gary Arnold Chief Banking Officer

Built Amazon Pay and led the creation of the PayPal Commerce Platform. Father of 3 and Silicon Valley survivor.



Stephanie McDaniel COO

Extensive experience leading tech, digital education, and business platforms successfully through the startup phase and on to the growth stage. Mother of 3 and avid gardener.

Pitch


gravy
stack


GRAVYSTACK IS FINANCIAL LITERACY FOR THE NEXT GENERATION
We are solving one of the world's biggest financial problems by teaching kids and teens financial capability with real money. Let us explain how...
Household debt soars at the fastest pace in 15 years as credit card use surges, Fed report says.
- CNBC Nov 2022
Buy now, pay later services may mean deeper debt for millions. Close to 1 in 5 Americans (18%) say they have used a BNPL service in the past 12 months.
- NerdWallet Jan 2023


HOW CAN EMPOWERING KIDS WITH REAL FINANCIAL COMPETENCY BEGINNING AT AGE 8
SOLVE THE WORLD'S FINANCIAL PROBLEMS?
Making and managing their own money helps kids feel less uncertain about their future.
Showing the direct correlation between value created in their community and income begins the cycle of value creation young and leads to higher job satisfaction and greater contributions to the world.
Kids who are empowered and in control from an early age are else's susceptible to manipulation from all the main sources, making them less at risk.
Kids with a stable financial footing and the confidence to maintain that are able to place their efforts and energy into doing the most good in the world they can rather than struggling to make ends meet.


Parents are busier than ever and teachers often don't have the necessary tools and support!
We need to help kids help themselves
Only 21 states have financial literacy benchmarks defined and (only) taught in high schools. Even in these states, the regulations are minimal and there is no proof yet that these programs are solving the problem.
Kid's schedules are already jammed with academics, sports, and other extracurriculars. The key isn't in making them do more, its helping them get more out of things they already make time for!

- Studies show that kids learn best from experiential practice, not quizzes and lectures.

OTHER COMPANIES CLAIM TO SOLVE THE PROBLEM BY PROVIDING KIDS WITH DEBIT CARDS FUNDED BY PARENT PAID ALLOWANCE

WITHOUT ANY EDUCATION & TRAINING

RESULT: Parents are burdened with even more work micromanaging debit card spend limits to every store and being expected to give instant cash infusions, meanwhile kids are incentivized to spend spend spend!





Those that do claim to provide **"Financial Literacy Education"** serve kids a library of quizzes and homework that they *HAVE TO DO* in order to spend the money their parents *give* them through allowance.

Sure, this type of "education" is fast to churn out and checks the boxes for pretty marketing claims about meeting financial literacy standards, but doesn't actually engage kids. In fact, this punitive approach perpetuates the negative relationship with money…

without improving financial literacy

WE MUST DO BETTER!

MEET THE TEAM WHO AIMS TO KEEP THE KIDS IN FOCUS SOLVE THE WORLD'S PROBLEMS WITH FUN!



SCOTT DONNELL
Founder

Founded Apex Leadership Co and My First Sale which together served 7 million+ kids. Also a father of 4 and avid adventurer.



TRAVIS ADAMS
Co-founder

18-year pioneer of integrated and engaging youth development and startup veteran. Father of 3 who loves surfing with his family.



JUSTIN DEARBORN
CEO

Former Chairman & CEO Tribune Publishing, PatientBond, Inc. and Chief Operating Officer at ICM Partners. Raised two financially independent daughters.



GARY ARNOLD
Chief Banking Officer

Built Amazon Pay and led the creation of the PayPal Commerce Platform. Father of 2 and Silicon Valley survivor.

MISSION #1: ENGAGED KIDS

Problem: Traditional financial education can be boring.

Without fun, kids won't actually learn anything *(key for their success)* OR share the platform *(virality is key for business success and furthering the mission)!*

The GravyStack Solution: BAKED-IN GAMIFICATION

- Grits (in game currency) and leaderboards for social interaction.
- Personalized journey feel: This isn't "more homework and quizzes," this is an Epic journey to defeat Greedymon and free the world of Windfall!
- Kids see their money flow in real time with their very own Money Machine™.
- Customized avatars allowing them to create their own hero persona so they will want to share with friends.


Hi, Tom!
2
Level

The Result: Engaged and educated kids and a self-marketing platform that spreads virally


$45.00
Feb 27th - Mar 5th
Requested (2)
Help with homework
Clean the toilets

MISSION #2: FINANCIALLY COMPETENT KIDS

Problem: If kids can't earn money, then they can't learn to manage money.

Traditional allowance keeps them dependent on outside generosity for their financial stability so they never learn how to create value and generate their own income.

The GravyStack Solution: GIGS - meaningful earning

- Home Gigs
  Gigs kids can do at home for extra tasks parents find valuable.
- Community Gigs
  Gigs kids can do around their community (sponsored by a neighbor, Grandma, Uncle Joe) to provide value to their community.
- Brain Gigs
- Action Gigs



Brain Gigs
Activities that enrich the kid from the inside out and enriches their lives.

Action Gigs
Tasks kids can complete (mow the lawn, walk the dog, clean the garage) to provide above and beyond value.

The Result: Kids who never ask their parents for money again because they know exactly how to create value that generates the income they desire!

MISSION #3: FINANCIALLY SAFE KIDS

Problem: Financial institutions either ignore or prey on kids!

Traditional banks and debit/credit card companies don't have our kid's best interests at heart. **They only make money when it's held or spent.**

The GravyStack Solution: Real Financial Education

- Satisfies Nationwide Core financial literacy curriculum.
- Satisfies uniform benchmarks of state mandated financial literacy education requirements.
- Built and overseen by child psychologist and subject matter experts.
- Goes Beyond "just the basics." While we can say we check off all the standards, we set our own standard, and the bar is high!



The Result: Kids who know how to make their own choices and avoid common and even less common financial pitfalls, and rave reviews from Kids, Parents, Teachers, and ethical financial institutions!

So how do we make money management **FUN** and **SAFE** for kids and teens?

- **Fun:** Learning happens autonomously in a fun game world: Windfall!
- **Safe:** In-game currency provides instant gratification for progress.

- **Fun:** Each kid gets a Money Machine™ that shows an animated visual of how their money flows from earnings to save, spend, and share jars.
- **Safe:** The parent approved % split on the Money Machine™ automatically manages the allocation of every dollar earned, so long term saving goals and charitable giving are never ruined by a unfortunate spending spree.

- **Fun:** Kids get their very own debit card, a celebration of independence!
- **Safe:** The debit card cannot be overdrawn, and does not spend from save or share jars. Giving kids the autonomy to spend on what they want, and learn real lessons about what is a want vs a need based on their own developing value systems.

- **Fun:** Baking features are gamified to use the power of play to make the generally scary topics of finances more approachable.
- **Safe:** We are backed by a FDIC insured banking partner, way safer than a prepaid debit card or cash in their pocket.



BUT WAIT, THERE'S MORE!

INVESTING
coming soon

Learn the power of early and often investments into long term equity holdings

CIRCLES
coming soon

Adults can tip kids for learning and kids can challenge others in the game.

RESUMES
coming soon

Accepted by businesses and educational institutions nationwide







BUSINESS MODEL COMPARISON

gravystack GAME. LEARN. EARN™

Built on:

- Affordable base membership fees - $7/mo guardian and one child
- Education for the whole family - $17/mo Parent Elite (parent and up to 5 kids full app and banking access plus monthly education and live sessions)
- Platform use fees - $1/transaction fee for anyone OUTSIDE the GS network paying into a kid's GS account

Leading to:

- Financial Freedom for generations of kids and families
- Well balanced financial portfolios from a young age
- Deep held trust in the platform and longevity of memberships

Built on:

- Interchange fees
- Data Monetization
- Affiliate partnership fees

Leading to:

- Incentivised spending
- Purchase focused behavior triggering
- More generations groomed for Credit Card debt

gravy

stack